5400 South Pulaski Road ● Chicago, Illinois 60632-4238 ● (773) 582-8616

                      October 7, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549

Attention:  Mr. Todd K. Schiffman

Re:	Park Bancorp, Inc.
File No. 000-20867
Form 10-K for the fiscal year ended December 31, 2010, filed on March 31, 2011
Form 10-Q for the quarterly period ended March 31, 2011, filed on May 16, 2011
Schedule 14A filed on April 15, 2011

Dear Mr. Schiffman:

This letter is in response to the comments set forth in the letter of the staff of the Securities and Exchange Commission (the Staff) to Park Bancorp, Inc. (the Company) dated September 15, 2011 relating to the Staff’s review of the Company’s Form 10-K for the year ended December 31, 2010 (the 2010 Form 10-K), its Proxy Statement for the Company’s annual meeting of shareholders filed on April 15, 2011 (the Proxy Statement) and its Form 10-Q for the quarter ended March 31, 2011.  For your reference and convenience, the text of the Staff’s comment letter has been reproduced below in italics with our responses following immediately thereafter.

Form 10-K for the Fiscal Year ended December 31, 2010

Business, page 1

1.         Please provide to us and undertake to include in your future filings more detail regarding your business including, but not limited to, the following:

●	revise the second paragraph of the section on page 1 entitled “General,” to disclose the amount of revenues, profit or loss and total assets for at least your last fiscal year; and

Securities and Exchange Commission
October 7, 2011

In response to the Staff’s comment, under the heading “General,” the Company will include the following disclosure as appropriate in future Form 10-K filings.

During the year ended December 31, 2010, several factors affected the financial performance and condition of the Company and its business.  Unemployment in the City of Chicago generally averaged 10.1% during 2010, but approximated between 17.5% and 23.8% within the specific market areas within the city serviced by the Bank.  The Bank’s primary market area is characterized by a heavy industrial presence and its customers are typically blue collar individuals employed in this manufacturing environment.  The area consists of mature homes with little to no new development.  The economy has performed poorly over the last few years in the Chicago metropolitan area with factory shutdowns and related layoffs creating the unemployment trends previously discussed.  With unemployment high, many customers struggled to pay their mortgages on a timely basis, and, as a result, the Bank’s nonperforming assets have steadily increased over the past two years.  As foreclosures increased there was a corresponding increase in the Bank’s charge-offs and other real estate owned.  The historically low interest rate environment lowered the Bank’s cost of funds during 2010; however, we believe customers are not refinancing or applying for new mortgages in an attempt to strengthen their individual balance sheets over concerns that the continuing weak economy could result in further job losses.  In addition, the Bank’s growth is currently limited due to the restrictions imposed on it by the Cease and Desist Order.

The Company’s results of operations depend primarily on its net interest income.  Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans, investment securities, mortgage-backed securities and other interest-earning assets (primarily cash and cash equivalents), and the interest we pay on our interest-bearing liabilities, consisting primarily of savings accounts, checking accounts, time certificates of deposit and FHLB advances.  Net interest income was $5.7 million for the year ended December 31, 2010 compared with $5.0 million and $5.4 million for the comparable periods in 2009 and 2008.  The Company’s results of operations are also affected by its provisions for loan losses, non-interest income and non-interest expense.  The provision for loan losses amounted to $4.1 million, $2.2 million, and $184,000 for the years ended December 31, 2010, 2009 and 2008, respectively.  The significant increase in the provision for loan losses, which is a result of the decline in our credit quality, has negatively impacted the Company’s results of operations over two of the past three years.  Non-interest income currently consists primarily of service charge income, earnings on bank-owned life insurance, gains and losses on the sale of securities and miscellaneous other income.  Non-interest income was $539,000, $618,000 and $563,000 for the years ended December 31, 2010, 2009 and 2008, respectively.  Non-interest expense currently consists primarily of salaries and employee benefits, real estate or investment securities impairment charges, occupancy, data processing,

Securities and Exchange Commission
October 7, 2011

professional fees, and other operating expenses.  Non-interest expense was $7.5 million, $7.4 million and $9.2 million for the years ended December 31, 2010, 2009 and 2008.  Net losses and net loss per share for the years ended December 31, 2010, 2009 and 2008 were $5.4 million and $4.50, $4.3 million and $3.63, and $2.4 million and $2.02, respectively.

The Bank’s assets were $xxxx at December 31, 2011, which is a $xxxx decrease from the same period in 2010.  The lack of growth during 2011 was primarily the result of the Cease and Desist Order that limits the Bank from growing by more than the Bank’s quarterly average cost of funds and the lack of loan demand during 2011.  The Bank’s net interest margin was 3.0% for the year ended December 31, 2010, compared to 2.55% and 2.72% for the same periods in 2009 and 2008, respectively.

●
revise the third paragraph of the section on page 1 entitled “Market Area and Competition” to comply with Item 101(h)(4)(iv) by describing your “competitive position in the industry and methods of competition.”

In response to the Staff’s comment, under the heading “Market Area and Competition,” the Company will include the following revised disclosure as appropriate in future Form 10-K filings.

The Bank is a community-based savings institution providing full service banking products, which include deposit products such as passbook savings, checking, money market accounts and time certificates of deposit.  Loan products primarily include residential mortgage loans, multi-family residential mortgage loans, commercial real estate mortgage loans, land and construction mortgage loans, secured consumer loans and, to a lesser extent, unsecured consumer loans.  Our business is primarily generated from the consumers and small businesses in the communities within our market areas.  Our products are tailored and priced to the market areas that we serve.  The Bank’s primary deposit gathering area is concentrated in the communities surrounding its offices, while its lending activities primarily include areas throughout Cook, DuPage, and Will counties in Illinois.

The Bank’s market areas are both urban and suburban in which manufacturing is the major industry, followed by the services sector, and then the wholesale/retail sector.  The Bank’s Chicago offices are located in diverse communities, which have a high percentage of customers of various ethnic backgrounds.  The Bank’s urban communities served by its Chicago offices are residential neighborhoods of predominantly one-to-four-family residences and low to middle income families. The Bank’s Westmont office is located in the western suburbs of Chicago in DuPage County, which consists predominantly of middle to upper income families.

Securities and Exchange Commission
October 7, 2011

The officers and directors of the Bank maintain relationships with area contractors and real estate agents, which enable them to continually monitor the trends in housing construction and real estate sales in the Bank’s primary market areas. In addition, the Bank obtains information on real estate sales on a periodic basis through public records and is aware of a decline in the real estate market within its lending area due to the current economic environment.

The Bank’s competition for loans comes principally from other savings institutions, mortgage banking companies, and commercial banks. Its most direct competition for deposits has historically come from savings institutions, commercial banks, and credit unions. In addition, the Bank faces increasing competition for deposits and other financial products from nonbank institutions such as brokerage firms and insurance companies in such areas as short-term money market funds, corporate and government securities funds, mutual funds, and annuities.  The Bank also competes with payday loan stores, check cashing businesses and currency exchanges as well as several local credit unions, mortgage banking operations and companies selling insurance products such as annuities that compete with our savings products.

The Bank also competes with international, national, regional and local financial institutions.  The Chicago metropolitan area and western suburbs of Chicago have many different financial institutions, most of which are significantly larger and have substantially greater financial resources than the Bank.  Some competitors are not subject to the same degree of regulation as that imposed on bank holding companies, federally insured national banks and federal savings banks, and may be able to price loans, deposits and other products and services more aggressively.  The Bank attempts to compete on the basis of price, service and convenience, and works to distinguish itself through its presence in the local communities it serves with consistent delivery of superior levels of personal service, customized solutions and responsiveness.

Lending Activities, page 1

2.         Please provide to us and undertake to include in your future filings more detail pursuant to Item 101(h)(4)(i) regarding your lending activities and your loan portfolio including, but not limited to, the following:

●
distinguish throughout this section between your historic activities, policies and procedures and those that you have implemented more recently as ordered by the Office of Thrift Supervision in its January 2011 Cease and Desist Order and its other orders and agreements;

In response to the Staff’s comment, under the sub headings “Multi-Family Lending” and “Commercial Real Estate Lending,” the Company will include the following disclosure at the end of each paragraph as appropriate in future Form 10-K filings.

Securities and Exchange Commission
October 7, 2011

In compliance with the requirements of the Order as more fully described in “Supervision and Regulation,” the Bank has amended its loan policy and procedures to obtain, at least annually, updated financial statement information on commercial and multi-family borrowers.  In addition, if a loan is modified, extended or refinanced, updated financial statements are required before approval.  Should the borrower have multiple loans with the Bank, the customer is required to cross collateralize all loans with the Bank.  An independent third party review is performed, at least annually, on the Bank’s internal review and asset classification program.

●
revise the first paragraph of the section on page 1 entitled “Loan Approval Procedures and Authority” to quantify the percentage of your loan portfolio that consists of loans to companies controlled by the two individuals to which you refer and disclose whether all of these loans are current and whether they are cross collateralized; and

In response to the Staff’s comment, we respectfully advise the Staff that the total dollar amount of the loans to the companies controlled by two individuals as noted above was $3.2 million at December 31, 2010, which represented 2.25% of the Bank’s gross loan portfolio.  These loans, which represented 18.9% of the Bank’s unimpaired capital at December 31, 2010, were not cross collateralized and were in foreclosure at December 31, 2010.  All of these loans were transferred to other real estate owned during the second and third quarters of 2011.  The loans were included in the disclosure in the section “Comparison of Operating Results for the Years Ended December 31, 2010 and 2009” under the sub heading “Provision for Loan Losses.”

In response to the Staff’s comment, the Company will include the following revised disclosure as appropriate in future filings:

Loan Approval Procedures and Authority.  The Board of Directors establishes the lending policies of the Bank and delegates lending authority and responsibility to the Management Committee of the Bank, which is currently comprised of the Chairman and CEO, the President and COO, and the Executive Vice President and Chief Lending Officer of the Bank.  All real estate loans must be approved by the Management Committee. The maximum loan amount is $500,000 unless approved by the Board of Directors. Pursuant to OCC regulations, loans to one borrower cannot exceed 15% of the Bank’s unimpaired capital and surplus without regulatory notification.  At December 31, 2010, the Bank had multiple loans that totaled $3.2 million in the aggregate to investment companies controlled by two individuals that were originated between 2004 and 2008, which represented 2.25% of the Bank’s gross loan portfolio and 18.9% of the Bank’s unimpaired capital at December 31, 2010.  These loans were collectively in excess of regulatory limits at December 31, 2010 due to the decrease in the Bank’s equity from 2009.  All of these loans were transferred to other real estate owned during the second and third quarters of 2011.

Securities and Exchange Commission
October 7, 2011

●
disclose the amount and percentage of your loan portfolio that is option ARM products, junior lien mortgages, high loan-to-value ratio mortgages, interest only loans, subprime loans, and loans with initial teaser rates.

In response to the Staff’s comment, under the heading “Lending Activities,” the Company will include the following disclosure as appropriate in future filings:

Pursuant to the Bank’s policies that prohibit such lending practices, it had no originated option ARM or subprime loans or loans with initial teaser rates at December 31, 2010.  High loan-to-value ratio mortgages, which include loans originated up to 95% of the appraised value of the underlying property, were $1.3 million, or 0.92% of the total gross loan portfolio, and junior lien mortgages were $1.6 million, or 1.13% of the gross loan portfolio, at December 31, 2010.  Interest only loans consisted of construction loans and home equity lines of credit, which in the aggregate were approximately 6.7% of the total gross loan portfolio, at December 31, 2010.

3.         Please provide to us and undertake to include in your future filings more detail regarding your lending activities pursuant to Item 101(h)(4)(i) including, but not limited to, the following:

●
quantify the amount and percent of your loan portfolio which are loans that were originated without documentation and/or verification of basic information commonly referred to as “no doc,” or “stated income” loans; and

In response to the Staff’s comment, under the heading “Lending Activities,” the Company will include the following disclosure as appropriate in future filings.

At December 31, 2010, the Bank did not have any “no doc” or “stated income” loans in its portfolio.  It is the Bank’s policy not to originate these types of loans.

●
describe your documentation standards and the extent to which you have in the past and will in the future verify information provided by each potential borrower (including assets, income and credit ratings).

In response to the Staff’s comment, under the heading “Lending Activities,” the Company will include the following disclosure as appropriate in future filings.

The Bank’s loan underwriting policy requires that we independently verify the applicant’s credit history, assets, income, employment stability, repayment capacity, and the value of the underlying collateral.

4.         Please provide to us and undertake to include in your future filings more detail regarding collateral for your loans pursuant to Item 101(h)(4)(i) including, but not limited to, the following:

Securities and Exchange Commission
October 7, 2011

●
quantify the extent to which your loans are fully secured by first liens on the property for which the respective loan is being made and the extent to which multiple loans to the same or related lenders are cross collateralized;

In response to the Staff’s comment, under the heading “Lending Activities,” the Company will include the following disclosure as appropriate in future filings.

Gross first lien loans totaled $139.9 million, or 98.5% of the $142.0 million gross loans in the Bank’s portfolio, at December 31, 2010.  In 2011, the Bank’s loan policy was revised to require that multiple loans to the same or related borrowers are cross collateralized.

●	quantify the aggregate dollar amount and percentage of your loan portfolio that is unsecured;

In response to the Staff’s comment, under the heading “Lending Activities,” the Company will include the following disclosure as appropriate in future filings.

Gross unsecured loans totaled $534,000, or 0.38% of the Bank’s gross loan portfolio, at December 31, 2010.  Three loans totaling approximately $400,000 are secured by tax credits granted by the City of Chicago.  Due to the uncertainty of the collection of these tax credits from the City, the Bank classifies these loans as unsecured.  The remaining $134,000 represents smaller loan balances for products such as “overdraft protection” and a personal loan of approximately $4,000.

●	quantify the aggregate dollar amount and percentage of your loan portfolio that is secured by second liens on properties;

In response to the Staff’s comment, under the heading “Lending Activities,” the Company will include the following disclosure as appropriate in future filings.

Gross loans secured by second liens totaled $1.6 million, or 1.13% of the Bank’s gross loan portfolio, at December 31, 2010.

●	disclose your procedures for and the frequency with which you reappraise the value of your collateral; and

In response to the Staff’s comment, under the heading “Lending Activities,” the Company will include the following disclosure as appropriate in future filings.

The Bank requests an appraisal of the underlying collateral at loan origination, when a modification, extension or refinance of the loan is requested, when a loan is 180 days or more past due and annually thereafter until we take possession of the property.  In addition, the Bank has amended its loan policy and procedures to obtain, at least annually, updated financial statement information on commercial and multi-family borrowers.

Securities and Exchange Commission
October 7, 2011

●
given that over ten percent of your loan portfolio are multi-family real estate loans and nine percent are land development, disclose the dollar amount and percentage of your loans that are to legal entities formed for the limited purpose of the business you are financing and therefore the borrower’s only source of cash flow and only asset is the property that you are financing.

In response to the Staff’s comment, under the heading “Lending Activities,” the Company will include the following disclosure as appropriate in future filings.

The Bank’s multi-family, commercial and construction and land development loan portfolio is comprised of $23.5 million, or 78.6%, in loans to individuals, and $6.4 million, or 21.4%, to borrowers who are either partnerships, corporations or other similar entities.

The Bank’s policy for multi-family, commercial and construction and land development loans is to obtain personal guarantees from principals, partners and/or shareholders of the borrowers, based on the form of ownership, to augment the cash flow analysis provided as support for the loan.  During 2011, the Bank’s policy was amended to require a global cash flow review on each borrower that is requesting and/or guaranteeing the loan.

Risk Factors, page 18

5.         In future filings, revise each sub caption relating to each risk factor, to comply with Item 503(c) which requires that each sub caption adequately describe the respective risk and with Staff Legal Bulletin No. 7.  For instance, several of your sub captions fail to identify any consequence of a risk materializing.  Others have vague consequences such as it would adversely affect you.

We undertake to revise each sub caption relating to each risk factor in future filings to comply with Item 503(c), which requires that each sub caption adequately describe the respective risk, and with Staff Legal Bulletin No. 7 in response to the Staff’s comments above.

6.         We note that the only risk factor you include relating to the 2011 Office of Thrift Supervision Cease and Desist Order and the 2011 Memorandum of Understanding with the OTS relates to the “additional expenses” you have incurred, on page 21.  Revise your risk factors relating to allowance for loan losses on page 19, reserves on page 20 and liquidity on page 21 to reflect the findings of the Office of Thrift Supervision. Please consider adding risk factors relating to risks associated with each of your “unsafe or unsound practices and/or violations of law or regulations” found by OTS including those relating to: “inadequate earnings;” inadequate capital; your internal asset review and classification program; your lending policies; your concentrations of credit and credit administration; and your management oversight including questions raised by OTS regarding whether your Senior Executive Officers have the experience and qualifications to perform their duties.

Securities and Exchange Commission
October 7, 2011

In future filings, we undertake to include as appropriate the revised risk factors set forth in Exhibits 6.1, 6.2 and 6.3 attached hereto in response to the Staff’s comments above relating to: (i) the risk factor regarding our allowance for loan losses on page 19; (ii) the risk factor regarding our reserves on page 20; and (iii) the risk factor regarding our liquidity on page 21 (revisions are reflected in underlined text).

The Company regularly evaluates and updates the risk factors included in its periodic filings with the SEC to reflect any changes in such risk factors.  In response to the Staff’s request, we undertake to consider adding risk factors in future filings relating to risks associated with each of the “unsafe or unsound practices and/or violations of law or regulations” found by the OTS in connection with the Cease and Desist Order as appropriate, including those relating to: “inadequate earnings;” inadequate capital; our internal asset review and classification program; our lending policies; our concentrations of credit and credit administration; and our management oversight, including questions raised by the OTS regarding whether our Senior Executive Officers have the experience and qualifications to perform their duties.

7.         We note that for over four years you have been and you continue to be subject to adverse examination reports, supervisory agreement and cease and desist order and Memorandum of Understanding issued by the Office of Thrift Supervision for a variety of “unsafe or unsound practices and/or violations of law or regulations.”  Please consider adding a risk factor addressing the risk of further regulatory actions against you and identify those possible actions and the consequences of such action, including if appropriate the risk of seizure by the FDIC.

In future filings, we undertake to include as appropriate the risk factor set forth in Exhibit 7 attached hereto in response to the Staff’s comments above addressing the risk of further regulatory actions against us.

8.         Please consider adding a risk factor relating to the control exercised by Richard J. Remijas, Jr., your President and Chief Operating officer and board member, and his brother David A. Remijas your Chairman and CEO, who in addition to their roles in your company together beneficially own 21.5 percent of the stock and exercise control over an additional 14 percent in the employee stock ownership plan.

In response to the Staff’s comment, we respectfully advise the Staff that as of March 31, 2011, David A. Remijas and Richard J. Remijas, Jr. owned 12.03% and 9.52%, respectively, of the Company’s outstanding common stock.  David A. Remijas and Richard J. Remijas, Jr. serve on the ESOP Committee and the ESOP Committee only votes the unallocated shares of the ESOP.  At September 30, 2011, all of the ESOP shares were allocated to the ESOP participants.  Therefore, the only ESOP shares that David A. Remijas and Richard J. Remijas, Jr. vote through the ESOP are the shares that have been allocated to them individually and the ESOP shares they control individually are included in the ownership percentage above.

In future filings, we undertake to include as appropriate the risk factor set forth in Exhibit 8 attached hereto in response to the Staff’s comments above regarding the control exercised by Richard J. Remijas, Jr. and David A. Remijas.

Securities and Exchange Commission
October 7, 2011

9.         We note that your loan portfolio is highly concentrated in the following respects:

●	ninety six percent of your loans are in real estate;

●	all of your loans are geographically concentrated in south and southwest Chicago and the western suburbs of Chicago; and

●	over fifteen percent of your loans is to companies controlled by two individuals (which exceed limits set by the OTS).

Please consider adding a risk factor addressing the risks associated with such high concentrations.

In response to the Staff’s comment, we respectfully advise the Staff that the total dollar amount of the loans to the companies controlled by two individuals noted on page 1 of the 2010 Form 10-K was $3.2 million, which represented 2.25% of the Bank’s gross loan portfolio and 18.9% of the Bank’s unimpaired capital at December 31, 2010.  These loans were not cross collateralized and were in foreclosure at December 31, 2010.  Pursuant to OCC regulations, loans to one borrower cannot exceed 15% of the Bank’s unimpaired capital and surplus without regulatory notification.  These loans were collectively in excess of regulatory limits at December 31, 2010, due to the decrease in the Bank’s equity from 2009.  All of these loans were transferred to other real estate owned during the second and third quarters of 2011.  The loans were included in the disclosure in the section “Comparison of Operating Results for the Years Ended December 31, 2010 and 2009” under the sub heading “Provision for Loan Losses” of the 2010 Form 10-K.  Please refer to the Company’s response to comment 2 above for the disclosure we undertake to include in future filings in connection with these loans.  While the Company will continue to review and evaluate its risk factors on a regular basis, in light of the aggregate amount of the loans described above as compared to the total loan portfolio, we do not believe that a separate risk factor related to these loans is appropriate at this time.

In future filings, we undertake to include as appropriate the risk factors set forth in Exhibit 9 attached hereto in response to the Staff’s comments above regarding our loan concentrations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Overview and Recent Developments, page 25

10.        We note that, based upon its findings in it July 2010 Report of Examination, the Office of Thrift Supervision in January 2011 ordered Park Federal Savings Bank to cease and desist from certain “unsafe or unsound practices and/or violations of law or regulation” and required you to enter into a Memorandum of Understanding.  Please provide to us and undertake to include in your future filings discussion and analysis of this material development including the following:

●	discuss and analyze each of those practices and violations;

●	discuss and analyze actions you have taken in response; and

Securities and Exchange Commission
October 7, 2011

●
state whether you are in compliance with each of the provisions of the Cease and Desist Order and the MOU or identify those provisions with which you are not incompliance and explain why you are not incompliance.

●	Noting the materiality of the Cease and Desist Order issued to you by OTS and your consent and agreement to its issuance, please file it as an exhibit pursuant to Item 601(a)(10).

Please discuss and analyze the extent to which the issues in the 2011 Cease and Desist Order are similar to those that were the 2007 Supervisory Agreement with the OTS.

In response to the Staff’s comment, the Company will revise the “Supervision and Regulation” section of its next Form 10-K to include the following disclosure as appropriate, and cross-reference to the “Supervision and Regulation” section under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Overview and Recent Developments”:

The Bank entered into a Supervisory Agreement (“the Supervisory Agreement”) with the OTS effective February 26, 2007. The Supervisory Agreement provides that the Bank will take a number of actions including, but not limited to, (1) adherence to certain regulatory compliance standards; (2) preparation of an updated three-year business plan; (3) adoption of policies and procedures relating to the preparation and filing of suspicious activities reports; (4) adoption of revised policies for the classification of assets, loan underwriting, and allowance for loan and lease losses; (5) board of director monitoring and preparation of a resolution plan for certain real estate owned property; and (6) the establishment of a board committee which will oversee corrective action relating to the recent OTS examination report, third-party reviews, and internal and external audits.

In July 2008, the Bank received notice from the OTS supplementing the Supervisory Agreement.  The notification requires the Bank to obtain OTS approval for any capital distribution, including payment of a dividend from the Bank to the Company.  The Bank received approval from the OTS for a $1.0 million dividend from the Bank to the Company in 2008.

On January 24, 2011, the Company entered into a Memorandum of Understanding (“Memorandum”) with the OTS. Under the terms of the MOU, the Company agreed with the OTS to, among other things, (1) provide the OTS with periodic cash flow plans, (2) not incur or redeem any debt or declare or pay any dividends without prior OTS approval, (3) submit any proposed Board or management changes to the OTS for prior approval, and (4) not enter into, revise or renew any existing compensation or employment agreements without OTS approval.  Prior to the issuance of the MOU, the Company had already undertaken a number of the steps specified in the MOU including, but not limited to, the Company’s prior suspension of dividends and redemption of stock.

Securities and Exchange Commission
October 7, 2011

The Memorandum requires that a number of the above items be completed over various time frames.  Failure to meet these time deadlines or comply with the Memorandum could result in the initiation of a formal enforcement action by the OCC.  The Memorandum will remain in effect until terminated, modified, or suspended in writing by the OCC.

To date, the management of the Company believes it has complied in all material respects with the requirements of the MOU except as it relates to the adoption and acceptance by the OCC of a Capital and Business Plan by the Bank as required by the Cease and Desist Order.

On January 24, 2011, the Bank entered into a Stipulation and Consent to Issuance of an Order to Cease and Desist (“Order”) with the OTS, which terminated the Supervisory Agreement described above.  Under the terms of the Order, the Bank cannot declare dividends without the prior written approval of the OCC.  Other material provisions of the Order require the Bank to:

●	Submit a revised Capital and Business Plan, which establishes minimum capital ratios and describes the Bank’s capital preservation and enhancement strategies;

●	Revise its policy with respect to the allowance for loan losses to include certain amounts established for specific valuation allowances in its historical loss experience;

●	Revise its internal asset review and classification program to reflect definitions of classified assets that conform to regulatory guidance;

●	Develop a plan for the resolution of all REO properties and any adversely classified loans in excess of $500,000;

●	Not extend additional credit to borrowers whose loan had been charged off or classified as “loss” and is uncollected;

●
Revise its Credit Concentration Program with respect to the maximum dollar amount of loans within the Bank’s loan portfolio stratification by one-to-four family, multi-family, construction and land, and commercial, including certain sub-categories of commercial loans;

●	Limit its quarterly growth of average assets to net interest credited on deposits;

●	Revise its lending and collection policies and practices to include a policy of cross-collateralization to secure commercial real estate loans;

Securities and Exchange Commission
October 7, 2011

●	Enhance its written funds management and liquidity policy to establish limits on investment in callable agency securities in the Bank’s investment securities portfolio;

●	Obtain an independent study of management and the personnel structure of the Bank; and

●	Prepare and submit progress reports to the OCC.

On February 11, 2011, the Bank was advised by the OTS that the Supevisory Agreement issued on February 26, 2007 between the Bank and the OTS was terminated upon the issuance of the Order on January 24, 2011.  Items that are required by the Order that were also required by the Supervisory Agreement include the following:

●	Submit a revised Capital and Business Plan, which establishes minimum capital ratios and describes the Bank’s capital preservation and enhancement strategies;

●	Revise the Bank’s policy with respect to the allowance for loan losses to include certain amounts established for specific valuation allowances in its historical loss experience;

●	Revise the Bank’s internal asset review and classification program to reflect definitions of classified assets that conform to regulatory guidance; and

●	Prepare and submit progress reports to the OCC.

To date, the Bank has implemented numerous improvements that address the requirements of the Order such as:  (1) revising the allowance for loan and lease losses policy to conform to regulatory guidance, (2) updating the loan policy to reflect the asset review and classification designations in the OTS regulations as well as new limits on concentrations and requirements regarding cross-collateralization, and (3) developing a written plan for the management and disposition of all REO properties and any adversely classified loans in excess of $500,000.  The Bank has also restricted extensions of credit to any borrower who has a loan that has been classified or charged off, reviewed and revised its liquidity policy to establish limits on the use of convertible funding sources, such as putable FHLB advances, and its investment policy to specifically reflect its policy relating to investments in unrated securities, revised its loan policy to include a new policy related to non-homogenous lending, and conducted a management review led by the independent directors.

As a result of the management review required by the Order, the Company and the Bank implemented several changes to the Board of Directors and management of the Company and the Bank, all effective on October 1, 2011.  The Company’s Board of Directors appointed Paul Shukis to serve as Chairman of the Board of the Company replacing David A. Remijas.  David A. Remijas was appointed as President and continues to serve as a director and Chief Executive Officer of the Company.  Also, Victor E. Caputo, 66, Treasurer and Chief Financial Officer of the Company and the Bank since November 2008, was appointed to the Board of Directors of the Company.  Finally, Richard J. Remijas, Jr. was appointed as Executive Vice President and continues as Chief Operating Officer of the Company.

With regard to the director and management changes at the Bank, Mr. Caputo was appointed to the Board of Directors and was named Chairman and Chief Executive Officer of the Bank replacing David A. Remijas who became Executive Vice President and Chief Lending Officer of the Bank and remains as a director.  Mr. Caputo remains as Chief Financial Officer of the Bank until his successor is hired.

Securities and Exchange Commission
October 7, 2011

Finally, in accordance with the Order, the Bank is currently finalizing a revised Capital and Business Plan to submit to the OCC for review and approval.  With the exception of the requirement to develop and implement a Capital and Business Plan that meets the approval of the OCC, management believes that the Bank has fully complied in all material respects with the Order.

The Order requires that a number of the above items be completed over various time frames.  Failure to meet these time deadlines or comply with the Order could result in the initiation of future enforcement actions by the OCC.  The Order will remain in effect until terminated, modified, or suspended in writing by the OCC.

Finally, in response to the Staff’s comment, we undertake to file the Cease and Desist Order as an exhibit to the Form 10-Q for the quarter ended September 30, 2011.

11.        Please revise your first paragraph in which you have a generic discussion of the factors that in the abstract affect your results of operations.  Please provide to us and undertake to include in your future filings, analysis of your actual results and trends for the past three years consistent with Item 303(a) and Release No. 33-8350 (the section entitled “Focus on Analysis”).

In response to the Staff’s comment, under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Company will include the following disclosure as appropriate in future filings.

During the year ended December 31, 2010, several factors affected the financial performance and condition of the Company and its business.  Unemployment in the City of Chicago generally averaged 10.1% during 2010, but approximated between 17.5% and 23.8% within the specific market areas within the city serviced by the Bank. The Bank’s primary market area is characterized by a heavy industrial presence and its customers are typically blue collar individuals employed in this manufacturing environment.  The area consists of mature homes with little to no new development.  The economy has performed poorly over the last few years in the Chicago metropolitan area with factory shutdowns and related layoffs creating the unemployment trends previously discussed.  With unemployment high, many customers struggled to pay their mortgages on a timely basis, and, as a result, the Bank’s nonperforming assets have steadily increased over the past two years.  As foreclosures increased there was a corresponding increase in the Bank’s charge-offs and other real estate owned.  The historically low interest rate environment lowered the Bank’s cost of funds during 2010; however, we believe customers are not refinancing or applying for new mortgages in an attempt to strengthen their individual balance sheets over concerns that the continuing weak economy could result in further job losses.  In addition, the Bank’s growth is currently limited due to the restrictions imposed on it by the Cease and Desist Order.

The Company’s results of operations depend primarily on its net interest income.  Net interest income is the difference between the interest income we earn on our

Securities and Exchange Commission
October 7, 2011

interest-earning assets, consisting primarily of loans, investment securities, mortgage-backed securities and other interest-earning assets (primarily cash and cash equivalents), and the interest we pay on our interest-bearing liabilities, consisting primarily of savings accounts, checking accounts, time certificates of deposit and FHLB advances.  Net interest income was $5.7 million for the year ended December 31, 2010 compared with $5.0 million and $5.4 million for the comparable periods in 2009 and 2008.  The Company’s results of operations are also affected by its provisions for loan losses, non-interest income and non-interest expense.  The provision for loan losses amounted to $4.1 million, $2.2 million, and $184,000 for the years ended December 31, 2010, 2009 and 2008, respectively.  The significant increase in the provision for loan losses, which is a result of the decline in our credit quality, has negatively impacted the Company’s results of operations over two of the past three years.  Non-interest income currently consists primarily of service charge income, earnings on bank-owned life insurance, gains and losses on the sale of securities and miscellaneous other income.  Non-interest income was $539,000, $618,000 and $563,000 for the years ended December 31, 2010, 2009 and 2008, respectively.  Non-interest expense currently consists primarily of salaries and employee benefits, real estate or investment securities impairment charges, occupancy, data processing, professional fees, and other operating expenses.  Non-interest expense was $7.5 million, $7.4 million and $9.2 million for the years ended December 31, 2010, 2009 and 2008.  Net losses and net loss per share for the years ended December 31, 2010, 2009 and 2008 were $5.4 million and $4.50, $4.3 million and $3.63, and $2.4 million and $2.02, respectively.

The Bank’s assets were $xxxx at December 31, 2011, which is a $xxxx decrease from the same period in 2010. The lack of growth during 2011 was primarily the result of the Cease and Desist Order that limits the Bank from growing by more than the Bank’s quarterly average cost of funds and the lack of loan demand during 2011. The Bank’s net interest margin was 3.0% for the year ended December 31, 2010, compared to 2.55% and 2.72% for the same periods in 2009 and 2008, respectively.

12.       We note your references in the second paragraph to “severe disruptions in the mortgage, credit and housing markets both locally and nationally.”  Please provide to us and undertake to include in your future filings, consistent with Item 303(a) and Release No. 33-8350, discussion and analysis of the specific economic conditions and trends in your particular market area having an effect on your financial condition and or results of operations including, but not limited to, the following: unemployment rate; median household income; and nonbusiness bankruptcy filings.  Given that over ninety one percent of your portfolio is real estate loans with nine percent of the value of your loan portfolio is commercial real estate provide discussion and analysis of trends in your market area over the past three years and the current fiscal year in home price index, residential real estate sales, single family home permits and housing starts, multifamily building permits. housing permits; existing single family home sales; home prices;

Securities and Exchange Commission
October 7, 2011

 foreclosures started; commercial real estate prices; commercial real estate sales; and commercial building permits.

Please refer to the Company’s response immediately above for the disclosure we undertake to include in future Form 10-K filings consistent with Item 303(a) and Release No. 33-8350 with respect to the discussion and analysis of the specific economic conditions and trends in our particular market area and their effect on our financial condition and or results of operations.

13.        Please provide to us and undertake to include in your future filings revision of this section consistent with the Commission’s statements in Release No. 33-8350 including, but not limited to, discussion and analysis of the following:

●	trends in losses, decline in interest income, and declines in the aggregate amount of loans receivable;

●
trends of increases in provision in loan losses and in the number and percentage of loans that are non-performing, that you have charged off, foreclosed, restructured (including the number of “troubled debt restructurings”);

●
trends in the aggregate and average dollar amount and types of new loans that you are originating and the size and composition of your loan portfolio including the dollar amount and percentage of your portfolio in real estate; and

●
analyze your loan portfolio including problems to you of you having made loans at historic low interest rates and most ($115 of $134 million) of your loans are fixed and most ($98 million of $141 million) are not due until more than ten years.

In response to the Staff’s comment, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Company will include the following disclosure as appropriate in future filings.

The most significant trend affecting our results of operations over the last three years is the significant increase in the loan loss provision.  The loan loss provision was $4.1 million, $2.2 million and $184,000 for the years ended December 31, 2010, 2009 and 2008, respectively.  Over the last several years the recessionary economy has had an effect on the customers of the Bank due in part to the unemployment levels in the markets the Bank serves.  Nonperforming loans have continued to increase since 2008 and the Bank has seen a corresponding increase in foreclosure proceedings on the underlying collateral for these loans.  The foreclosure proceedings have increased the Bank’s loans charged off and inventory of other real estate owned.  Market values of homes in the communities that the Bank serves have declined during the three year period, with some Chicago communities seeing declines in the 50% to 60% range according to a 2010 survey performed by the Neighbor Housing Services.  The Bank obtains

Securities and Exchange Commission
October 7, 2011

updated appraisals at least once a year on other real estate owned and, due to the decreasing market values reflected in such appraisals, the Bank has experienced additional impairments on other real estate owned in addition to incurring costs to maintain the properties.  These impairments and costs have totaled $883,000, $528,000 and $1.2 million for the years ended December 31, 2010, 2009 and 2008, respectively.  Also, during the three year period, the Bank held securities in its investment portfolio that contained permanent impairments which totaled $8,000, $268,000 and $1.7 million in 2010, 2009 and 2008, respectively.  During that same time period, our net losses were $5.4 million, $4.3 million and $2.4 million, respectively.

The decrease in interest income from 2008 to 2010 was primarily the result of a lack of loan demand and the effect of the lower interest rate environment on the Bank’s investment portfolio.

The decline in the aggregate amount of loans receivable has been caused by the amount of foreclosures and charge offs the Bank has had to record during the period 2008 through 2010 combined with decreasing loan demand.  Loan charge offs were $1.8 million, $146,000 and $50,000 for the years ended December 31, 2010, 2009 and 2008, respectively.  Nonperforming loans, net of LIP and deferred fees, were $13.0 million, or 8.67% of the gross loan portfolio, $11.3 million, or 7.65% of the gross loan portfolio, and $780,000, or 0.55% of the gross loan portfolio, at December 31, 2010, 2009 and 2008, respectively.  Loans that have been foreclosed and transferred to other real estate owned were $1.6 million, $160,000 and $729,000 during 2010, 2009 and 2008, respectively. Troubled debt restructured loans were $1.6 million, $725,000, and $0 at December 31, 2010, 2009 and 2008, respectively.

The composition of the Bank’s loan portfolio has remained relatively stable with real estate loans comprising $130.1 million, or 91.7%, $134.1 million, or 90.6%, and $131.1 million, or 93.1%, of total gross loans at December 31, 2010, 2009 and 2008, respectively.

The Bank is predominately a one-to-four family residential lender that offers products which support this strategy.  While the contractual maturities of most of our loan products are due after 10 years, our historical data indicates that these loans are averaging a life of approximately eight years.  As rates decline, we believe borrowers will refinance their loans to lower rates, which accelerates the payoff of the loans.  As interest rates rise, we believe refinancing will slow and short term balloon loans in the five to seven year range will become more popular, which could shorten the maturity date of the loans in the Bank’s portfolio.

Pursuant to the terms of the Order, the Bank is limited in its growth potential.  However, the Bank believes it must continue to originate loans to enhance its market share and fulfill its commitments to the communities it serves.  The

Securities and Exchange Commission
October 7, 2011

Bank’s liquidity position helps to offset the loans currently being originated.  The excess liquidity gives the Bank the flexibility to originate loans as interest rates rise.  The Bank seeks to invest some of its excess liquidity in loans to enhance interest income as the rates it earns on its loans, while historically low, are still higher than those earned on investments in short term securities.  During 2010, the Bank originated 114 mortgage loans totaling $17.8 million at an average dollar amount of $156,000 and it originated 23 consumer loans totaling $800,000 at an average dollar amount of $35,000.

Liquidity and Capital Resources, page 29

14.        We note you claim in the first paragraph that “we maintain cash flows above the minimum level” and your claim in the third paragraph that you “exceeded all of the minimum regulatory capital adequacy requirements.”  Please provide to us and undertake to include in your future filings revision of this section to reconcile these claims with and the relevant findings of the Office of Thrift Supervision in its 2011 Cease and Desist Order and its July 2010 Report of Examination relating to your capital including discussion and analysis of the following:

●
the OTS finding that your unsafe and unsound practices and/or violations of law or regulations . . .has resulted in [your] operating with . . . inadequate earnings to augment capital” and ordering you to increase your capital “commensurate” with your “risk profile;”

●	explain why the OTS found your capital to be inadequate; and

●
provide detailed analysis of the OTS findings that your liquidity and investment policies violated “applicable laws, regulation and regulatory guidance” and ordering you to take “corrective actions” relating to liquidity.

In response to the Staff’s comment, under the heading “Liquidity and Capital Resources,” the Company will include the following disclosure as appropriate in future filings.

The Bank is currently evaluating its risk profile as part of developing a business plan that is required by the Order and acceptable to the OCC.  As part of this plan, the Bank is evaluating several options regarding the improvement of its capital position over the next several years.  Some potential options include raising capital from private investors, merging with other financial institutions or a potential sale of the Bank.

The OCC has indicated that management must develop a plan to address capital given the poor operating performance of the Bank over the past several years and the increasing levels of problem assets.  The Bank is currently developing a business plan to address these concerns and the disposition of nonperforming assets.

Securities and Exchange Commission
October 7, 2011

The OTS as part of the Order required the Bank to modify its investment and liquidity policies to incorporate limits on the use of putable FHLB advances as a source of funding to originate loans and purchase investments.  The Bank has complied with the request and both the Board of Directors of the Bank and the OTS have approved the revised policies.

In addition, please refer to the risk factor set forth in Exhibit 6.3 regarding the Bank’s liquidity management.

Schedule 14A

Audit Committee, page 9

15.       Noting the recent Cease and Desist Order issued by the Office of Thrift Supervision, Memorandum of Understanding with OTS and the preceding Supervisory Agreement with the OTS in effect for four years from 2007 to 2011, please provide to us and undertake to include in your future filings a more detailed explanation, consistent with Item 407(d)(5)(C) of the reasons why you do not have an audit committee financial expert on your Audit Committee.  Please explain how your current members have “sufficient knowledge and experience” and identify which of the attributes enumerated in Item 407(5)(C) your members possess.

In response to the Staff’s comment, in future filings under the heading “Meetings of the Board of Directors and Committees of the Board of Directors” of the Proxy Statement, the Company will revise the paragraph, which appears below, and we will include the additional disclosure below as appropriate in future filings to explain how our Audit Committee members have “sufficient knowledge and experience” and identify which attributes set forth in Item 407(d)(5)(c) they each possess.

Audit Committee.  The current members of the Audit Committee are Messrs. Murphy (Chairman), Krug and Reyes.  Mr. Koranda served as Chairman of the Audit Committee until his resignation from the Board in January 2011.  The purpose of this Committee is to oversee the Company’s financial reporting process and to review the audit function and management actions regarding the implementation of audit findings.  Generally, the Audit Committee reviews the quality and integrity of the Company’s financial information and reporting functions, the adequacy and effectiveness of the Company’s system of internal accounting and financial controls, and the independent audit process, and annually reviews the qualifications of the independent public accountants.  The Board of Directors has adopted a written charter for the Audit Committee that outlines the responsibilities and process of the Audit Committee.  A copy of the Audit Committee’s charter is available at the Company’s website at www.parkfed.com.  Each of the members of the Audit Committee is “independent” as such term is defined in the NASDAQ listing standards and meets the heightened independence standards under the SEC rules, as currently in effect.  The Audit Committee met five times in 2010.

Securities and Exchange Commission
October 7, 2011

The Audit Committee does not currently have an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K due to the resignation of Mr. Koranda in January 2011.  A search process is currently underway to identify and nominate a director who is qualified to serve on the Board of Directors as an “audit committee financial expert.”  However, the Board of Directors believes that the current Audit Committee members have sufficient knowledge and experience understanding generally accepted accounting principles and financial statements to adequately serve the needs of the Company.  Mr. Murphy, the Committee’s Chairman, has been a director of the Company since 1999.  His experience includes reading and analyzing financial statements as president and CEO of the privately-held Chas. P. Young Company and subsequently as Vice Chairman of Merrill Corporation, a financial printer.  He also has extensive experience advising public companies with their SEC filing compliance requirements as a Senior Sales Representative for RR Donnelley for seven years.  Mr. Krug’s experience includes preparing and evaluating financial statements in his roles as Vice President of a large highway paving contractor in the State of Illinois, K-Five Construction Company, and as a Management Trustee for the Cement Masons Union Local 502 of Chicago Area Labor Unions, where he is responsible for the administration of the union’s pension fund assets.  Mr. Krug has been a director of the Company since 1996.  Finally, Mr. Reyes serves as President of The Roosevelt Group, a government affairs consulting firm, where he is responsible for the daily operations, business development and strategic direction of the firm.  His prior experience includes managing a civil practice law firm and as a partner of a large national law firm, and prior thereto as Director of the City of Chicago’s Mayor’s Office of Intergovernmental Affairs.  He has been a director of the Company since 2002.

Nominating Committee, page 10

16.       Please provide to us and undertake to include in your future filings, a description of your process for identifying and evaluating nominees as required by Item 407(c)(2)(vi) including how your nominating committee considers diversity in identifying nominees for director.  Confirm to us Item 407(c)(2)(ix) that you did not receive any recommended nominees from a security holder that beneficially owned more than five percent of your stock.

As disclosed on page 11 of the Company’s 2011 Proxy Statement under the heading “Director Nominating Process,” the Company does not have a formal policy for selecting director nominees, including potential director candidates recommended by shareholders.  The Nominating Committee does consider a number of criteria when selecting new members of the Board.  Those criteria include the candidate’s business experience and expertise, character, judgment, reputation, willingness and ability to commit necessary time and effort, and length and quality of service to the Board of Directors.  In addition, the Nominating Committee considers factors relating to the existing composition of the Board of Directors and the perceived needs of the Company, as well as “independence” considerations, diversity of interests, experience and continuity.

Securities and Exchange Commission
October 7, 2011

As stated, while the Company considers “diversity of interests,” it has no formal policy.  We will include disclosure to that effect in future filings.

In response to the comment above and in connection with the disclosure required under Item 407(c)(2)(ix) of Regulation S-K, we confirm that we did not receive any nominee recommendations from a security holder that beneficially owned more than five percent of the Company’s common stock in connection with the Company’s 2011 annual meeting of shareholders.

Directors Compensation, page 11

17.       Please provide to us and undertake to include in your future filings disclosure of the role of executive officers in determining the amount of director compensation, as required by 407(e)(3)(iii).

We hereby advise the Staff that our executive officers have no role in determining director compensation.  In response to the Staff’s comment, under the heading “Directors’ Compensation–Directors’ Fees” in the Proxy Statement, we will include the following statement in future filings: “The compensation of directors is determined solely by the Board of Directors of the Company.”

Compensation Discussion and Analysis, page 14

18.       Please provide to us and undertake to include in your future filings the discussion and analysis required by Item 402(b) and by the related Instructions including the following:

●
revise the first paragraph under Performance Criteria, on page 15, to analyze your policies for allocating between long term and currently paid out compensation and between cash and non-cash compensation;

In response to the Staff’s comment, under the heading “Performance Criteria” in the Proxy Statement, we will include the following disclosure as appropriate in future filings:

In setting executive compensation and benefits, the Compensation Committee has established a full compensation package that includes base salary, annual incentive bonus compensation, equity compensation, benefits and perquisites.  The Compensation Committee uses quantitative and qualitative factors in setting the types and amounts of these compensation components granted to each named executive officer and other employees.  The components should require sustained performance that is achievable without encouraging excessive risk taking.  Our compensation program seeks to reach an appropriate balance between base salary, or short-term compensation (to provide competitive fixed compensation), incentive opportunities in performance-based cash bonuses (to provide rewards for meeting performance goals) and equity compensation, or long-term compensation (to align our executives’ interests with that of our shareholders), linking executive compensation to the short-term and the long-term financial

Securities and Exchange Commission
October 7, 2011

success of the Company.  Non-cash awards and equity-based compensation under our incentive plans are more prevalent when we achieve superior performance compared to our goals and are generally not awarded in years when the Company’s performance does not meet desired levels.

●
as required by Item 407(e)(3)(vii), revise the third paragraph under “Performance Criteria,” on page 15, your description of compensation for other named executive offices to describe the elements of individual performance that are taken into account;

In response to the Staff’s comment, under the heading “Performance Criteria” in the Proxy Statement, we will include the following disclosure as appropriate in future filings:

The performance goals of the other executive officers are set by the Chief Executive Officer.  These goals are based upon both corporate and personal performance. Corporate goals are based upon achievement of the same earnings and growth targets as for the Chief Executive Officer. Individual performance goals are based primarily on three main objectives:

●	profit improvement for the Company and the development of sound operating strategies that will maintain profitability into future periods;

●	achieve operating expense reductions through a review of all phases of the operation to increase earnings; and

●	develop and implement a plan to reduce nonperforming assets and convert them to earning assets.

●
revise your disclosure pursuant to Item 407(e)(3)(ii) regarding base salary in the last paragraph on page 15 to clarify the role of the CEO whom you state sets compensation “in conjunction with” the Compensation Committee to state whether his recommendations were followed by the Compensation Committee in your most recent fiscal year; and

In response to the Staff’s comment, under the heading “Compensation Discussion and Analysis–Base Salary” in the Proxy Statement, we will include the following disclosure as appropriate in future filings:

In considering annual base salary increases, the Committee, in conjunction with the Chief Executive Officer, reviews the performance of each of its executive officers individually.  The Committee periodically compares base salary data with compensation surveys obtained from third-party sources.  Based on the recommendations of the Chief Executive Officer, base salary levels historically have been targeted slightly above comparable executive compensation at peer companies identified by the Committee.  The Committee recognizes that it is difficult to make exact comparisons for every position since specific talents and

Securities and Exchange Commission
October 7, 2011

responsibilities of each senior executive make his position unique.  In 2010, general competitive trends of the industry and in the Company’s peer group are followed.  The Company utilizes peer group information on salaries and benefits from compensation surveys provided from independent third party providers.  This peer group information reflects Chicago bank holding companies that emphasize residential and commercial real estate lending ranging in asset size from approximately $100 million to $300 million.  At December 31, 2010, our asset size was approximately $212 million.  We believe these companies are an appropriate group against which to benchmark our compensation given their size compared to where we have grown and seek to grow in the future.

●
revise the section entitled Base Salary to provided more detail on page 16 regarding the characteristics of the peer group indentified by your Compensation Committee including the component companies consistent with Item 402(b)(2)(xiv).

Please refer to the Company’s response immediately above for the disclosure we will include in future filings regarding the characteristics of the peer group indentified by the Compensation Committee, including the component companies consistent with Item 402(b)(2)(xiv).

Transactions with Related Persons, page 19

19.        Please provide to us and undertake to include in your future filings the disclosure required by Item 404 including the following:

●
revise the last sentence to state, as required by Item 404(a) Instruction (4)(c)(ii), whether or not each of the loans “were made on substantially the same terms including interest rates and collateral, as those prevailing at the time for comparable loans with person not related” to you; and

In response to the Staff’s comment, under the section heading “Transactions with Related Persons” in the Proxy Statement, we will include the following disclosure as appropriate in future filings:

The Bank’s current policy provides that all loans made by the Bank to its directors and executive officers are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectability or present other unfavorable features.  At December 31, 2010, three of the Bank’s directors had loans outstanding, whose individual aggregate indebtedness to the Bank exceeded $120,000, totaling approximately $1.1 million in the aggregate.  At December 31, 2009, two of the Bank’s directors had loans outstanding, whose individual aggregate indebtedness to the Bank exceeded $120,000, totaling approximately $716,000 in the aggregate.  All of these loans outstanding at December 31, 2010 and 2009 were secured by the directors’ personal residences.  Such loans were made by the Bank in the ordinary course of business, were made

Securities and Exchange Commission
October 7, 2011

on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company or the Bank, and did not involve more than the normal risk of collectability or present other unfavorable features.  None of these loans were characterized as nonaccrual, past due, restructured or potential problem loans at December 31, 2010.

●	revise the last sentence to state, as required by Item 404(a) Instruction (4)(c), whether either of the loans is nonaccrual, past due, restructured or potential problems.

Please refer to the Company’s response immediately above for the disclosure we will include in future filings regarding the loans made by the Bank to the Company’s directors discussed on pages 19 and 20 of the Company’s Proxy Statement, and whether such loans were nonaccrual, past due, restructured or potential problems as required by Instruction (4)(c) to Item 404(a) of Regulation S-K.

In connection with the foregoing responses, the Company hereby acknowledges that:

(1)           the Company is responsible for the adequacy and accuracy of the disclosures in the filings referenced above;

(2)           Staff comments or changes to the disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(3)           the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing responses address the Staff’s comments.  As applicable, we undertake to revise our disclosures in future Forms 10-K and 10-Q filings as well as in our Proxy Statements in accordance with our responses to the Staff’s comments as set forth above. If you have any questions or would like to discuss our responses or any of the information or disclosures set forth above, please direct them to me, or in my absence, to Victor E. Caputo, Treasurer and Chief Financial Officer, at 773-582-8616.

Sincerely,

/s/David A. Remijas
David A. Remijas
President and Chief Executive Officer

cc:        Jonathan E. Gottlieb, Securities and Exchange Commission
Jennifer Durham King, Esq., Vedder Price P.C.

EXHIBIT 6.1

Our allowance for loan losses may be insufficient to absorb losses in our loan portfolio, which may require us to make additional provisions to the allowance for loan losses and which may adversely affect our earnings and further deplete our capital.

Lending money is a substantial part of our business.  Every loan we make carries a certain risk of non-payment.  This risk is affected by, among other things:

●	the credit risks posed by the particular borrower;

●	changes in economic and industry conditions;

●	the duration of the loan; and

●	in the case of a collateralized loan, the changes and uncertainties as to the future value of the collateral, including a decline in real estate values.

We maintain an allowance for loan losses which management believes is sufficient to absorb probable incurred credit losses inherent in our loan portfolio.  See “Item 1.—Business—Lending Activities—Allowance for Loan Losses.”  The allowance for loan losses represents our estimate of probable losses in the portfolio at each balance sheet date and is supported by available and relevant information.  As a percentage of gross loans, the allowance was 3.62% at December 31, 2010.  Over the past year, we substantially increased our allowance as a percentage of gross loans based on management’s analysis of our credit quality, including a significant increase in non-performing loans, a decrease in real estate values in our lending markets and other factors.  Also, in April 2011, we revised the Bank’s policies relating to the timely establishment and maintenance of an adequate allowance for loan and lease losses as required by the OTS in the Cease and Desist Order to conform to the Interagency Policy Statement on Allowance for Loan and Lease Losses by taking into consideration the effect of specific valuation allowances on the historical loss experience factor.  Our regulators continue to review the adequacy of our allowance and, through the examination process, have authority to compel us to increase our allowance even if we believe it is adequate.  We cannot predict whether our regulators will require us to increase our allowance.  Although we believe our loan loss allowance is adequate to absorb probable incurred losses in our loan portfolio, the allowance may not be adequate.  If our actual loan losses exceed the amount that is anticipated, our earnings could suffer and our capital could be negatively affected.

EXHIBIT 6.2

If our investments in real estate are not properly valued or sufficiently reserved to cover actual losses, or if we are required to continue to hold other real estate owned properties for extended periods of time, increase our valuation reserves, or recognize further charge-offs, our earnings could be reduced.

We obtain updated valuations in the form of appraisals and broker price opinions when a loan has been foreclosed and the property taken in as real estate owned (“REO”), and at certain other times during the asset’s holding period.  Our net book value (“NBV”) in the loan at the time of foreclosure and thereafter is compared to the updated market value of the foreclosed property less estimated selling costs (fair value).  A charge-off is recorded for any excess in the asset’s NBV over its fair value.  If our valuation program is incorrect, the fair value of our investments in real estate may not be sufficient to recover our NBV in such assets, resulting in the need for additional charge-offs.  Additional material charge-offs to our investments in real estate could have a material adverse effect on our financial condition and results of operations.

The Cease and Desist Order required us to develop a plan for the resolution of all REO properties.  If we are unable to sufficiently resolve all of the REO properties we hold as required by the Order, our losses and the costs and expenses of maintaining the real estate will remain high or increase.  In the past three years we have experienced depressed real estate values and excess inventory, which may make the disposition of REO properties more difficult, and reduce our ultimate realization from any REO sales.  Due to the continuing weakness in the economy, the amount of REO we hold may continue to remain at high levels compared to historical levels.  Any additional increase in losses, and maintenance costs and expenses due to REO, could have a material adverse impact on our business, results of operations and financial condition.

EXHIBIT 6.3

We may not be able to access sufficient and cost-effective sources of liquidity necessary to fund our requirements, which could adversely impact our ability to originate loans, invest in securities, meet our expenses, or fulfill our other financial obligations.

We depend on access to a variety of funding sources to provide sufficient liquidity to meet our commitments and business needs and to accommodate the transaction and cash management needs of our customers, including funding current loan commitments.  Currently, our primary sources of liquidity are our customers’ deposits, as well as Federal Home Loan Bank advances, amortization and prepayment of loans, maturities of investment securities and other short-term investments, and earnings and funds provided from operations.

Across the banking industry, access to liquidity has tightened in the form of reduced borrowing lines and/or increased collateral requirements.  To the extent our balance sheet (customer deposits and principal reductions on loans and securities) is not sufficient to fund our liquidity needs, we rely on alternative funding sources, which may be more expensive than organic sources.  In the past, the Federal Home Loan Banks have provided cost-effective and convenient liquidity to many community banks, such as the Bank.  However, current economic conditions have created earnings and capital challenges for some of the Federal Home Loan Banks that could limit (or preclude) their ability to provide adequate liquidity.

Furthermore, the OTS has criticized our liquidity management.  We maintain a concentration of callable agency securities in our investment securities portfolio.  The Cease and Desist Order requires us to revise our written liquidity and investment management policies to establish limitations on our investment in convertible (putable) Federal Home Loan Bank of Chicago advances, which expose the Bank to interest rate risk as the cost of funds would increase in a rising interest rate environment without commensurate increases in yields.  Any decline in available funding, increase in expense of funding or failure to manage our liquidity could adversely impact our ability to originate loans, invest in securities, meet our expenses, or fulfill obligations such as repaying borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our results of operations and financial condition.

EXHIBIT 7

A failure to comply with the terms of the Memorandum of Understanding or the Order to Cease and Desist, which we entered into with the OTS in January 2011, and any future enforcement actions to which we may become subject, could severely harm our business and financial results.

In January of 2011, we entered into a Memorandum of Understanding with the OTS and the Bank entered into a Stipulation and Consent to Issuance of an Order to Cease and Desist with the OTS.  Among other things, the MOU requires us to provide the OCC with periodic cash flow plans and not incur or redeem any debt or declare or pay any dividends without prior OCC approval.  Among other things, the Order required the Bank to develop and implement a written Capital and Business Plan describing the Bank’s capital preservation and enhancement strategies and to establish a minimum Tier 1 (Core) Capital Ratio and Total Risk-Based Capital Ratio.

Any material failure to comply with the terms of these agreements could result in further regulatory enforcement actions.  Any such additional enforcement actions likely would impose more onerous restrictions on our business and operations, which could restrict our income, impair our capital and reduce earnings.

EXHIBIT 8

Certain Remijas family members collectively own a significant interest in the Company and may collectively exercise their influence in a manner that may be adverse to your interests.

As of March 31, 2011, David A. Remijas, the Company’s President and Chief Executive Officer and Richard J. Remijas, Jr., the Company’s Executive Vice President and Chief Operating Officer, and their related interests, beneficially owned, in the aggregate, 257,574 shares, or 21.6%, of the Company’s outstanding common stock.  As a result, the members of the Remijas family may have the ability to significantly influence the election of the Company’s directors and the outcome of certain corporate actions requiring shareholder approval.  In addition, because of their positions as executive officers and/or directors of the Company and/or the Bank, David A. Remijas and Richard J. Remijas, Jr. have the ability to influence the operations of the Company and the Bank.  Accordingly, it is possible that members of the Remijas family could influence the Company in a manner that may be adverse to your interests.

EXHIBIT 9

A substantial amount of our loan portfolio consists of one-to-four family and multi-family residential real estate loans.  Current and further deterioration in the housing market could cause continued increases in delinquencies and non-performing assets, including additional loan charge-offs, and could further depress our income, earnings and capital.

At December 31, 2010, approximately 91.7% of our loan portfolio was made up of residential and commercial real estate loans.  We have a substantial concentration of loans in one-to-four family and multi-family real estate, which made up 69.2% and 10.7%, respectively, of our loan portfolio at December 31, 2010.  The volume and credit quality of our one-to-four family and multi-family residential mortgages and loans have decreased in the last three years.  The commercial and residential real estate markets continue to experience extraordinary challenges.  Economic factors both nationally and in the communities we serve have and may continue to cause deterioration to the value of real estate the Bank uses to secure its loans.  Continued weakness in the economy, deterioration of our real estate portfolio, a decrease in real estate values, an increase in unemployment, decreased or nonexistent housing price appreciation or increases in interest rates could reduce our earnings and consequently our financial condition because borrowers may not be able to repay their loans.  The value of the collateral securing our loans and the quality of our loan portfolio may decline and customers may not want or need our products and services.

Any of these scenarios could cause us to make fewer loans, further increase delinquencies and non-performing assets, require us to charge off a higher percentage of our loans or result in additional increases to our provision for loan losses in future periods, which could adversely affect our business, financial condition and results of operations.

Our business is concentrated in, and dependent upon the continued growth and prosperity of, south and southwest Chicago and the western suburbs of Chicago, and any continued weakness in the economies of these communities could result in a further decrease in loan demand and deterioration in credit quality.

The Bank operates primarily as a one-to-four family residential lender serving south and southwest Chicago and the western suburbs of Chicago.  The geographic locations of our loans are due to our commitment to the communities we serve where our branches are located and our CRA requirements.  As a result of these factors, our business, financial condition and results of operations are subject to changes in the economic conditions in this area.  Our success depends upon the real estate and business activity, population, income levels, employment, and deposit and borrowing activity in this market.  Although our customers’ businesses and financial interests may extend beyond the Bank’s market area, adverse economic conditions that affect the Bank’s specific market area could continue to reduce our growth rate, affect the ability of our customers to repay their loans and generally affect our business, financial condition and results of operations.